Exhibit A-2

Verification

The undersigned states that he has duly executed the attached application on December 17, 2013 for and on behalf of Great-West Capital Management, LLC (“GWCM”); that he is the President of GWCM; and that all actions by members, managers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ S. Mark Corbett
Name: S. Mark Corbett
Title: President & Chief Executive Officer